

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Terry A. Oznick
Senior Vice President, General Counsel
Merchants Bancorp
410 Monon Blvd.
Carmel, Indiana 46032

      Re: Merchants Bancorp
           Registration Statement on Form S-3
           Filed August 8, 2022
           File No. 333-266672

Dear Mr. Oznick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance

cc: Michael J. Messaglia